                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)

                      ------------------------------------




                   SHELTER PROPERTIES IV LIMITED PARTNERSHIP
                                (Name of Issuer)



                           LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)


                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------


                              JOHN K. LINES, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                         INSIGNIA FINANCIAL GROUP, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-1000


                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                      ------------------------------------

                                 JUNE 13, 1997
            (Date of Event Which Requires Filing of this Statement)



-------------------------------------------------------------------------------


[ ]      Check box if the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

[ ]      Check box if a fee is being paid with the statement.
-------------------------------------------------------------------------------

---------------------------                         ---------------------------
CUSIP No.      None                     13D                    Page 2
          -------------                                             -
---------------------------                         ---------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           SP IV ACQUISITION, L.L.C.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [x]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         Not Applicable
-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  0
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                11,122
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  11,122
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         15,872
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      31.8%  (Based on 49,995 Units reported
                                              outstanding as of April 30, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
===============================================================================

---------------------------                         ---------------------------
CUSIP No.      None                     13D                    Page 3
          -------------                                             -
---------------------------                         ---------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             MARKET VENTURES L.L.C.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         WC
-------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                370
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  370
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         15,872
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       31.8%  (Based on 49,995 Units reported
                                              outstanding as of April 30, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
===============================================================================

---------------------------                         ---------------------------
CUSIP No.      None                     13D                    Page 4
          -------------                                             -
---------------------------                         ---------------------------


===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                          LIQUIDITY ASSISTANCE L.L.C.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         Not Applicable
-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                17
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  17
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         15,872
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       31.8%  (Based on 49,995 Units reported
                                              outstanding as of April 30, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
===============================================================================

---------------------------                         ---------------------------
CUSIP No.      None                     13D                    Page 5
          -------------                                             -
---------------------------                         ---------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                         INSIGNIA FINANCIAL GROUP, INC.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         WC
-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                15,872
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  15,872
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         15,872
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      31.8%  (Based on 49,995 Units reported
                                              outstanding as of April 30, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         CO
===============================================================================

---------------------------                         ---------------------------
CUSIP No.      None                     13D                    Page 6
          -------------                                             -
---------------------------                         ---------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                         ANDREW L. FARKAS
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         Not Applicable
-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         UNITED STATES
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                15,872
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  15,872
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         15,872
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      31.8%  (Based on 49,995 Units reported
                                              outstanding as of April 30, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         IN
===============================================================================

                        AMENDMENT NO. 5 TO SCHEDULE 13D


         This Amendment No. 5, which relates to units of limited partnership interest ("Units") in Shelter Properties IV Limited Partnership, a South Carolina limited partnership (the "Partnership"), and is being filed jointly by SP IV Acquisition, L.L.C., a Delaware limited liability company ("Acquisition"), Market Ventures L.L.C., a Delaware limited liability company ("Market Ventures"), Liquidity Assistance L.L.C., a Delaware limited liability company ("Liquidity"), Insignia Financial Group, Inc., a Delaware corporation ("Insignia"), and Mr. Andrew L. Farkas ("Mr. Farkas") (collectively, the "Reporting Persons"), supplements and amends the Statement on Schedule 13D originally filed with the Commission on May 31, 1995, as amended by Amendment No. 1 filed with the Commission on June 14, 1995, Amendment No. 2 filed with the Commission on June 21, 1995, Amendment No. 3 filed with the Commission on July 3, 1995 and Amendment No. 4 filed with the Commission on November 27, 1995, by Acquisition and Insignia (as amended, the "Statement"). Capitalized terms used but not defined in this Amendment No. 5 have the meanings ascribed to them in the Statement.

         The following Items of the Statement are hereby supplemented and/or amended as indicated:

ITEM 2.  IDENTITY AND BACKGROUND.

         Following are the names and business addresses of the persons filing this statement in addition to Acquisition and Insignia: (i) Market Ventures, which has offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602; (ii) Liquidity, which has offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602; and (iii) Mr. Farkas, a United States citizen whose principal occupation is to serve as the Chairman, Chief Executive Officer and President of Insignia and whose business address is c/o Insignia, One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602. The name, business address, present principal occupation or employment and citizenship of each director or manager and executive officer of Market Ventures and Liquidity are set forth in Schedule I and Schedule II, respectively, to this Statement. During the past five years no Reporting Person nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I and Schedule II, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Insignia is the owner of 99% of the units of common member interest in Market Ventures, and Insignia Commercial Group, Inc., a wholly-owned subsidiary of Insignia, owns the other 1% interest in Market Ventures. Market Ventures' principal business is the ownership of real estate securities. Information with respect to the manager and executive officers of Market Ventures is detailed in
Schedule I hereto.

         Insignia is the owner of 99% of the units of common member interest in Liquidity, and Insignia Commercial Group, Inc., a wholly-owned subsidiary of Insignia, owns the other 1% interest in Liquidity. Liquidity's principal business is the ownership of real estate securities. Information with respect to the manager and executive officers of Liquidity is detailed in Schedule II hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate amount of funds used by Insignia in making its purchase described in Item 5(c) was $2,936,582, and Insignia used its working capital to make such purchase. The aggregate amount of funds used by Market Ventures in making its purchase described in Item 5(c) was $93,750, and Market Ventures used its working capital to make such purchase.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Insignia and Market Ventures each acquired the Units for investment purposes. None of the Reporting Persons has any current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Partnership or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries, (d) any change in the present management of the Partnership, (e) any material change in the present capitalization or dividend policy of the Partnership, (f) any other material change in the Partnership's business or corporate structure, (g) any other material change in the Partnership's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person, (h) causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the enumerated in (a) through (i) above. However, the Reporting Persons may acquire additional Units, whether through private purchases, tender or exchange offers or by any other means deemed advisable. The Reporting Persons also may consider selling some or all of their Units, either directly or by a sale of one or more interests in one or more of the Reporting Persons, depending among other things on liquidity, strategic, tax and other considerations.

            Although the Reporting Persons do not intend to change current management or the operation of the Partnership and have no current plans for any extraordinary transaction involving the Partnership, these plans could change in the future. In addition, the Reporting Persons expect that consistent with its fiduciary obligations, Shelter Realty IV Corporation, which is the general partner of the Partnership and an affiliate of Insignia (the "General Partner"), will seek and review opportunities to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or combinations of the Partnership with one or more other entities, with the objective of seeking to maximize returns to holders of Units. In that regard, the Reporting Persons expect the General Partner will carefully consider any suggestions or proposals the Reporting Persons may make.

            The Reporting Persons have been advised that the possible future transactions the General Partner expects to consider on behalf of the Partnership include (i) payment of extraordinary distributions; (ii) refinancing, reducing or increasing existing indebtedness of the Partnership;
(iii) sales of assets, individually or as part of a complete liquidation; and
(iv) mergers or other consolidation transactions involving the Partnership. Any such merger or consolidation transaction could involve other limited partnerships in which the General Partner or its affiliates serve as general partners, or a combination of the Partnership with one or more existing, publicly traded entities (including, possibly, affiliates of the Reporting Persons), in any of which holders of Units might receive cash, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. A merger or other consolidation transaction and certain kinds of other extraordinary transactions would require a vote of the limited partners in the Partnership. The

Reporting Persons' primary objective in acquiring the Units is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those Units.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Acquisition owns 11,122 Units, Market Ventures owns 370 Units, Liquidity owns 17 Units and Insignia owns 4,263 Units, representing 22.3%,
0.7%, 0.03% and 8.5%, respectively, of the outstanding Units based on the 49,995 Units reported by the Partnership to be outstanding at April 30, 1997.

         The General Partner owns 100 Units, and because Insignia indirectly owns a majority of the General Partner, Insignia may be deemed to be the beneficial owner of those Units. Insignia also may be deemed to be the beneficial owner of the Units directly owned by Acquisition, Market Ventures and Liquidity by reason of its relationship with each of those entities (Insignia is the majority shareholder of each). Mr. Farkas may be deemed to be the beneficial owner of the Units directly owned by Insignia, Acquisition, Market Ventures and Liquidity by reason of Mr. Farkas' relationship with Insignia. Mr. Farkas is the Chairman, Chief Executive Officer and President of Insignia and is the beneficial owner of approximately 27.9% of its outstanding common stock. Accordingly, for purposes of this Amendment No. 5, (i) Insignia and Mr. Farkas are reporting that they share the power to vote or direct the vote and the power to dispose or direct the disposition of the 15,872 total Units owned by Insignia, Acquisition, Market Ventures, Liquidity and the General Partner; (ii) Acquisition is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 11,122 Units which it owns; (iii) Market Ventures is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 370 Units which it owns; and (iv) Liquidity is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 17 Units which it owns.

         (c) On June 13, 1997, Insignia purchased 4,263 Units for an aggregate purchase price of $2,936,582 from High River Limited Partnership, which is controlled by Carl Icahn, in a privately negotiated transaction. Effective as of May 1, 1997, Market Ventures purchased 250 Units for an aggregate purchase price of $93,750 in an open market transaction effected through the facilities of the Chicago Partnership Board. No other transactions in the Units have been effected by any of the Reporting Persons within the last 60 days.

         (d)-(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 7.6 Purchase and Sale Agreement, dated as of June 13, 1997, between Insignia and High River Limited Partnership.

Exhibit 7.7 Agreement of Joint Filing, dated June 23, 1997, among the Reporting Persons.

                                SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 1997


                                        SP IV ACQUISITION, L.L.C.



                                        By:  /s/ Jeffrey L. Goldberg
                                           ------------------------------------
                                              Jeffrey L. Goldberg
                                              President


                                        MARKET VENTURES L.L.C.



                                        By:  /s/ John K. Lines
                                           ------------------------------------
                                              John K. Lines
                                              Vice President


                                        LIQUIDITY ASSISTANCE L.L.C.



                                        By:  /s/ J. Scott Kester
                                           ------------------------------------
                                              J. Scott Kester
                                              President


                                        INSIGNIA FINANCIAL GROUP, INC.



                                        By:  /s/ Jeffrey P. Cohen
                                           ------------------------------------
                                              Jeffrey P. Cohen
                                              Senior Vice President





                                        /s/ Andrew L. Farkas
                                        ---------------------------------------
                                        Andrew L. Farkas

                                   SCHEDULE I
                                   -----------

          INFORMATION REGARDING THE MANAGER AND EXECUTIVE OFFICERS OF
                                MARKET VENTURES


         Set forth in the table below are the name and the present principal occupations or employment of the manager and each of the executive officers of Market Ventures. Insignia owns (directly and indirectly) 100% of Market Ventures. Each person identified below is employed by Insignia and is a United States citizen. The principal business address of Insignia and each person identified below is One Insignia Financial Plaza, Greenville, South Carolina 29602. The manager is identified by an asterisk.



Name                     Present Principal Occupation or Employment
----                     ------------------------------------------

SHERYL W. BAKER*   Sheryl W. Baker's principal occupation is to serve as
                   Assistant Controller of Insignia. Ms. Baker also serves as
                   Manager and President of Market Ventures.

JOHN K. LINES      John K. Lines' principal occupation is to serve as General
                   Counsel and Secretary of Insignia. Mr. Lines also serves as a Vice President of Market Ventures.

RONALD URETTA      Ronald Uretta's principal occupation is to serve as Chief
                   Operating Officer and Treasurer of Insignia. Mr. Uretta also serves as a Vice President and Treasurer of Market Ventures.

                                  SCHEDULE II
                                  -----------

          INFORMATION REGARDING THE MANAGER AND EXECUTIVE OFFICERS OF
                                   LIQUIDITY


         Set forth in the table below are the name and the present principal occupations or employment of the manager and each of the executive officers of Liquidity. Insignia owns (directly and indirectly) 100% of Liquidity. Each person identified below is employed by Insignia and is a United States citizen. The principal business address of Insignia is One Insignia Financial Plaza, Greenville, South Carolina 29602. The manager is identified by an asterisk.



Name                     Present Principal Occupation or Employment
----                     ------------------------------------------

J. SCOTT KESTER*   J. Scott Kester's principal occupation is to serve as a Vice
                   President of Investment Banking of Insignia. Mr. Kester also serves as Manager and President of Liquidity.

JOHN K. LINES      John K. Lines' principal occupation is to serve as General
                   Counsel and Secretary of Insignia. Mr. Lines also serves as a Vice President of Liquidity.

RONALD URETTA      Ronald Uretta's principal occupation is to serve as Chief
                   Operating Officer and Treasurer of Insignia. Mr. Uretta also serves as a Vice President and Treasurer of Liquidity.

                                 EXHIBIT INDEX
                                 -------------



EXHIBIT NO.   DESCRIPTION
----------    -----------

    7.6 Purchase and Sale Agreement, dated as of June 13, 1997, between Insignia and High River Limited Partnership.

    7.7 Agreement of Joint Filing, dated June 23, 1997, among the Reporting Persons.






                                       13